SUBURBAN PROPANE PARTNERS, L.P.

240 ROUTE 10 WEST

WHIPPANY, NEW JERSEY 07981-0206

February 19, 2025

VIA EDGAR

Kate Beukenkamp

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Suburban Propane Partners, L.P.

Registration Statement on Form S-3 (File No. 333-284853)

Dear Ms. Beukenkamp:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Suburban Propane Partners, L.P. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-284853) so that it may become effective at 4:05 p.m. Eastern Time on February 20, 2025, or as soon thereafter as practicable.

Very truly yours,

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Bryon Koepke
	Name:	Bryon Koepke
	Title:	Vice President, General Counsel & Secretary

cc:	Louis Rambo, Proskauer Rose LLP